One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 +1 617 728 7100 Main +1 617 275 8384 Fax www.dechert.com
Kaitlin McGrath kaitlin.mcgrath@dechert.com +1 617 728 7116 Direct +1 617 275 8395 Fax

April 10, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonny Oh

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) — File Nos. 333-183173 and 811-22733; Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on March 19, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 62 under the Securities Act of 1933, as amended, and Amendment No. 65 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on February 1, 2024, accession no. 0001193125-24-021903 (the “Registration Statement”) relating to the registration of John Hancock High Yield ETF (the “Fund”), a new series of the Registrant.

For convenience, I have set forth each comment below, followed by the Registrant’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

General Comments

1.

Comment - The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.

Response – The Registrant respectfully acknowledges the Staff’s comment.

Prospectus

2.

Comment – The Staff notes that certain information is missing from the Registration Statement. Please include all missing information in the definitive filing. Please also include the completed fee table under “Fund summary — Fees and expenses” and expense example table under “Fund summary — Expense example” as part of this letter. Please note that the Staff may have additional comments on the supplemental materials.

April 10, 2024 Page 2

Response – The Registrant respectfully acknowledges the comment and has included all missing information in the definitive filing. In addition, the fee table and expense example table for the Fund is included in Appendix A to this letter.

3.

Comment – Under “Fund summary — Fees and expenses — Annual Fund Operating Expenses,” in footnote 2, please confirm that the duration of both contractual waivers will be in effect for at least a one-year period from the date of effectiveness of the registration statement. Please also disclose, if applicable, whether the adviser may recoup expenses, and if so, disclose the time period and that recoupment may only occur if it does not result in an expense ratio that exceeds the expense cap in place at the time of both the waiver and recoupment.

Response – The Registrant confirms that any contractual waivers will be in effect for at least one year from the date of effectiveness, and further notes that waived or reimbursed expenses are not subject to recoupment by the adviser.

4.

Comment – Under “Fund summary — Fees and expenses — Annual Fund Operating Expenses,” in footnote 2, if the two waivers are not expected to be triggered, please remove the last two line items of the fee table.

Response – The Registrant confirms that the two waivers described in footnote 2 are expected to be triggered in the first year.

5.

Comment – The disclosure under “Fund summary — Principal investment strategies” states that “the manager focuses on a consistent portfolio construction process incorporating views on fundamental and relative value with respect to both sector allocation and securities selection, with periodic rebalancing activity designed to capture changes to the constituency of the asset class.” Please confirm whether the Fund expects to focus its investments in one or more specific sectors at launch.

Response – The Registrant notes that the Fund does not intend to focus its investments in any particular economic sector at launch.

6.

Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[t]he Fund’s investment policies are designed to provide a portfolio with similar characteristics of the broad U.S.-based high yield corporate bond market.” Please specify the “similar characteristics” being referenced here.

Response – In response to the Staff’s comment, the Registrant has revised the relevant sentence under “Fund summary — Principal investment strategies” and “Fund details — Principal investment strategies” to as follows (new disclosure underlined and deleted disclosure ~~struck through~~):

The fund’s investment policies are designed to provide a portfolio with similar characteristics to those of the ~~broad~~ U.S.-based high yield corporate bond market as represented by the ICE BofA U.S. High Yield Constrained Index.

April 10, 2024 Page 3

7.

Comment – The disclosure under “Fund summary — Principal investment strategies” states that the Fund may invest in derivatives. Please confirm supplementally whether investment in derivatives will count towards the Fund’s 80% policy, and if so please explain how investments in derivatives will be valued for such purposes. Please also ensure that the Fund’s derivatives disclosure is tailored to the Fund and fully describes how the Fund will use derivatives to achieve its investment objective and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response – The Registrant reserves the right to use derivatives to count towards the Fund’s 80% Policy. The Fund generally uses market value, and not notional value, to value derivatives in connection with its 80% Policy. The Registrant also confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

8.	Comment – Under “Fund summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks in order of significance rather than alphabetically.

Response – The Registrant respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Registrant further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. However, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Registrant includes the following disclosure in the introductory paragraph under the heading “Fund summary — Principal risks”:

The fund’s main risks are listed below in alphabetical order, not in order of importance.

9.

Comment – “Fund summary — Principal risks — Credit and counterparty risk” states: “The issuer or guarantor of a fixed-income security, the counterparty to an over-the-counter derivatives contract, or a borrower of fund securities may not make timely payments or otherwise honor its obligations. A downgrade or default affecting any of the fund’s securities could affect the fund’s performance.” Please explain why the disclosure regarding a borrower of fund securities is relevant to this Fund.

Response –The Registrant confirms that the Fund is permitted to participate in the lending of securities and the Registrant has added “Securities lending” to its “Fund Details – Additional investment strategies” as follows:

Securities lending

The fund may lend its securities so long as such loans do not represent more than 33 1⁄3% of the fund’s total assets. The borrower will provide collateral to the lending portfolio so that the value of the loaned security will be fully collateralized. The collateral may consist of cash, cash equivalents, or securities issued or guaranteed by the U.S. government or its agencies or instrumentalities. The borrower must also agree to increase the collateral if the value of the loaned securities increases. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower of the securities fail financially. The fund could also lose money if investments made with cash collateral decline in value.

April 10, 2024 Page 4

10.	Comment – Under “Fund summary — Principal risks,” please confirm whether “Currency risk” should be added.

Response – In response to the Staff’s comment, the Registrant has revised the disclosure under “Fund details — Principal risks of investing — Foreign securities risk” to include the sub-risk “Currency risk.” In addition, the Registrant notes that similar concepts are also disclosed in “Fund details — Principal risks of investing — Hedging, derivatives, and other strategic transactions risk.”

11.	Comment – Under “Fund summary — Principal risks,” please confirm whether “Exchange-traded fund (“ETF”) risk” should be added.

Response – The “Exchange-traded fund (“ETF”) risk” disclosure contemplates investments in underlying ETFs, including the risk of the lack of liquidity of ETFs and the risk of ETF shares trading at significant premiums or discounts to its NAV. The Registrant does not expect that investments in underlying ETFs will be a principal part of the Fund’s investment strategy. Furthermore, the Registrant respectfully notes that the risks of operating as an ETF are already disclosed in the “Fund summary – Principal risks,” under “Active trading market risk,” “Authorized participant concentration risk,” “ETF trading risk,” “Premium/discount risk,” and “Trading issues risk.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

12.

Comment – The Staff notes that “Floating rate loans risk” is included under “Fund summary — Principal risks.” Please include corresponding disclosure in the Fund’s principal investment strategies or delete this risk.

Response – Upon further review, the Registrant has deleted “Floating rate loans risk” under “Fund summary — Principal risks” and “Fund details — Principal risks.”

13.

Comment – The Staff notes that “Large company risk” and “Small and mid-sized company risk” are included under “Fund summary — Principal risks.” Please include corresponding disclosure in the Fund’s principal investment strategies or delete these risks.

Response – Upon further review, the Registrant has deleted “Large company risk” and “Small and mid-sized company risk” under “Fund summary — Principal risks” and “Fund details — Principal risks.”

14.

Comment – “Fund summary — Principal risks — LIBOR discontinuation risk” refers to the fact that synthetic publication of the three-month sterling LIBOR will continue until March 31, 2024. Please update this risk as this date will pass soon.

April 10, 2024 Page 5

Response – In response to the Staff’s comment, the Registrant has revised the disclosure for LIBOR Discontinuation Risk as follows (deleted disclosure ~~struck through~~):

Certain debt securities, derivatives and other financial instruments have traditionally utilized LIBOR as the reference or benchmark rate for interest rate calculations. However, following allegations of manipulation and concerns regarding liquidity, the U.K. Financial Conduct Authority (“UK FCA”) announced that LIBOR would be discontinued on June 30, 2023. The UK FCA elected to require the ICE Benchmark Administration Limited, the administrator of LIBOR, to continue publishing a subset of ~~British pound sterling and~~ U.S. dollar LIBOR settings on a “synthetic” basis. The synthetic publication of ~~the three-month sterling LIBOR will continue until March 31, 2024, and the publication of~~ the one, three- and six-month U.S. dollar LIBOR will continue until September 30, 2024.

15.

Comment – While past performance is not shown in the “Fund summary — Past performance” section because the Fund has not yet commenced operations, please supplementally provide the broad-based market index the Fund intends to use when it is appropriate to display past performance in this section.

Response – It is anticipated that the broad-based market index will be the Bloomberg U.S. Aggregate Bond Index, but the Registrant respectfully notes that the adviser may determine to select a different broad-based market index when preparing the performance disclosure in the future.

16.

Comment – In “Fund summary — Portfolio management” and “Who’s who — Subadvisor,” please state the month and year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response – The Registrant notes that if a portfolio manager is expected to manage a fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception. In order to achieve consistency of disclosure across all of the relevant John Hancock funds, the Registrant respectfully declines to make any changes in response to this comment.

17.

Comment – Under “Fund details — Principal investment strategies,” the disclosure states that the fund may temporarily invest extensively in investment-grade short-term securities, cash, or cash equivalents for the purpose of protecting the fund in the event the manager determines that market, economic, political or other conditions warrant a defensive posture. Please clarify what is meant by the term “extensively” (i.e., by providing a percentage amount).

Response – The Registrant believes that investors generally understand the use of the term “extensively” in this context to mean that the Fund may invest some or all of its assets in short-term securities or cash under adverse market conditions. The Registrant believes that the particular percentage of assets that would be invested in this manner would depend on prevailing market conditions at the time and that specifying a particular percentage of assets could limit the Fund’s flexibility to manage appropriately the Fund’s assets in stressed market conditions. Further, the Registrant believes it is commonplace in the industry for issuers to disclose temporary defensive measures qualitatively in a manner similar to the Registrant’s disclosure. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

April 10, 2024 Page 6

18.

Comment – The staff notes that “Investment-grade fixed-income securities in the lowest rating category risk” is included under “Fund details — Principal risks.” Please confirm whether this disclosure is relevant to this Fund.

Response – Upon further review, the Registrant has deleted “Investment-grade fixed-income securities in the lowest rating category risk” under “Fund summary — Principal risks” and “Fund details — Principal risks.”

19.

Comment – In “Fund details — Who’s who — Management fee,” please disclose the period to be covered by the shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A.

Response – The Registrant respectfully notes that current disclosure states: “The basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Registrant believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

20.

Comment – “Appendix – Related performance information” presents historical performance of the “Marathon High Yield Bond Issuer Constrained Composite.” Please supplementally explain the rationale for describing the Composite as “constrained.”

Response – The Registrant notes that the appendix titled “Appendix – Related performance information of the subadvisor” will not be included in the Fund’s definitive filing at this time. The Registrant plans to add the appendix at a later date via supplement.

In response to the Staff’s comment, the Registrant notes that in “Appendix – Related performance information of the subadvisor,” the disclosure states that the Marathon High Yield Bond Issuer Constrained Composite (the “Composite”) is composed of accounts managed by the subadvisor that have an investment style, objectives, policies, and strategies substantially similar to those that are used to manage the Fund. These accounts in the Composite are designed to produce a portfolio similar to that of the ICE BofA U.S. High Yield Constrained Index.

The ICE BofA U.S. High Yield Constrained Index (the “Index”) is described as “constrained” due to the capping of an individual issuer’s maximum weight at 2% of the Index. This capping intends to preserve diversity of issuers within the Index.

The Registrant further notes that the Fund has incorporated new disclosure to its “Fund summary – Principal investment strategies” as follows (new disclosure underlined and deleted disclosure ~~struck through~~):

The fund’s investment policies are designed to provide a portfolio with similar characteristics to those of the ~~broad~~ U.S.-based high yield corporate bond market as represented by the ICE BofA U.S. High Yield Constrained Index.

April 10, 2024 Page 7

21.

Comment – The disclosure under “Appendix – Related performance information,” states that “[t]hese accounts are included in a composite, the performance of which is presented in this Appendix (Composite).” Please confirm that all accounts managed by the subadvisor with substantially similar investment objectives and strategies are included in the composite.

Response – The Registrant so confirms.

22.

Comment – The disclosure under “Appendix – Related performance information” states “[t]his Appendix includes indices for purposes of comparing the performance of the Composite to the Bloomberg U.S. Aggregate Bond Index, a broad-based securities index, and the ICE BofA U.S. High Yield Constrained Index, which reflects the investment strategies and performance target of the accounts underlying the Composite.” Please update “reflects” to “reflect.”

Response – The Registrant respectfully notes that the last clause of the sentence only refers to the ICE BofA U.S. High Yield Constrained Index. The Registrant has clarified the disclosure as follows (new disclosure underlined and deleted disclosure ~~struck through~~):

“[t]his Appendix includes the following indices for purposes of comparing the performance of the Composite to: (i) ~~to~~ the Bloomberg U.S. Aggregate Bond Index, a broad-based securities index, and (ii) the ICE BofA U.S. High Yield Constrained Index, which reflects the investment strategies and performance target of the accounts underlying the Composite.”

23.

Comment – “Appendix – Related performance information” states: “The bar chart shows how the Composite’s total return has varied over time, and the table shows the Composite’s performance over the last year and since inception as of [February 29, 2024].” Please confirm whether February 29, 2024 is the inception date of the Composite.

Response –The inception date of the composite is stated as July 1, 2021, in the last sentence of the second paragraph of the Appendix disclosure. The bracketed date of February 29, 2024, refers to the date that the performance data is as of.

24.	Comment – Under “Appendix – Related performance information,” if applicable, please disclose that the performance of the Composite would be lower if it reflected the Fund’s fees and expenses.

Response – The Registrant confirms that the performance of the Composite would not be lower if it reflected the Fund’s fees and expenses; as such, the Registrant respectfully declines to make any changes in response to this comment.

25.

Comment – Please confirm supplementally that the Registrant has the records to support the performance information presented under “Appendix – Related performance information,” in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response – The Registrant confirms that it will have the records to support the performance information presented prior to including the related performance appendix in the Fund’s prospectus.

April 10, 2024 Page 8

Statement of Additional Information

26.

Comment – Under “Investment Management Arrangements and Other Services — Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor.

Response – The Registrant respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.

Part C

27.	Comment – Please confirm that the subadvisory agreement between John Hancock Investment Management LLC and Marathon Asset Management, L.P. will be included in the definitive filing.

Response – The Registrant so confirms.

28.

Comment – Please disclose the following three provisions in Section 2.11(d) and (g) of the Declaration of Trust in the Prospectus and state that these provisions do not apply to claims arising under federal securities laws:

i.

“Except to the extent expressly permitted under the federal securities laws, no Shareholder or group of Shareholders shall have the right to bring or maintain any court action, proceeding or claim on behalf of the Trust or any Series or Class of Shares without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim.”

ii.	“The Trustees shall consider the merits of the claim and determine whether commencing or maintaining a suit would be in the best interests of the Trust or the affected Series or Class, as applicable.”

iii.

“Any diminution in the value of the Shareholder’s shares, or any other claim arising out of or relating to an allegation regarding the actions, inaction, or omissions of or by the Trustees, the Trust’s officers, or the Investment Adviser is a legal claim belonging only to the Trust and not to the Shareholders individually.”

Response – The Registrant respectfully acknowledges the Staff’s comment; however, the Registrant believes the current disclosure is appropriate and consistent with the requirements of Form N-1A.

The Registrant, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at 617-728-7116.

Sincerely,

/s/ Kaitlin McGrath
Kaitlin McGrath

April 10, 2024 Page 9

cc: Kinga Kapuscinski

Mara C. S. Moldwin

Christopher P. Harvey

Allison M. Fumai

Victoria Reardon

April 10, 2024 Page 10

Appendix A

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.45
Other expenses	0.44	[1]

Total annual fund operating expenses	0.89

Contractual expense reimbursement	-0.37	[2]

Total annual fund operating expenses after expense reimbursements	0.52

1	“Other expenses” have been estimated for the fund’s first year of operations.
2

The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.52% of average daily net assets. Expenses means all the expenses of the fund, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) borrowing costs, (f) prime brokerage fees, (g) acquired fund fees and expenses paid indirectly, and (h) short dividend expense. This agreement expires on August 31, 2025, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement, including the fund (the participating portfolios). This waiver equals, on an annualized basis, 0.0100% of that portion of the aggregate net assets of all the participating portfolios that exceeds $75 billion but is less than or equal to $125 billion; 0.0125% of that portion of the aggregate net assets of all the participating portfolios that exceeds $125 billion but is less than or equal to $150 billion; 0.0150% of that portion of the aggregate net assets of all the participating portfolios that exceeds $150 billion but is less than or equal to $175 billion; 0.0175% of that portion of the aggregate net assets of all the participating portfolios that exceeds $175 billion but is less than or equal to $200 billion; 0.0200% of that portion of the aggregate net assets of all the participating portfolios that exceeds $200 billion but is less than or equal to $225 billion; and 0.0225% of that portion of the aggregate net assets of all the participating portfolios that exceeds $225 billion. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2025, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. Please see below a hypothetical example showing the expenses of a $10,000 investment in the fund for the time periods indicated assuming you redeem all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. The example does not take into account brokerage commissions that you may pay on your purchases and sales of shares of the fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)
1 year	53
3 years	247